ULTRAPETROL (BAHAMAS) LIMITED ANNOUNCES EXPIRATION OF ITS
          TENDER OFFER AND CONSENT SOLICITATION AND PROVIDES NOTICE OF
           REDEMPTION WITH RESPECT TO ITS 10 1/2 FIRST PREFERRED SHIP
                             MORTGAGE NOTES DUE 2008

     Nassau, Bahamas, November 24, 2004 - Ultrapetrol (Bahamas) Limited ("Ultrapetrol" or the "Company"), announced today the expiration of its cash tender offer (the "Tender Offer") and consent solicitation (the "Solicitation") for any and all of the outstanding principal amount of its 10 1/2% First Preferred Ship Mortgage Notes Due 2008 (the "Notes") (CUSIP No. 90389Q AB 0 and ISIN No. US90389QAB05). The Tender Offer and Solicitation expired at 11:59 p.m., New York City time, on November 23, 2004 (the "Expiration Date").

     Based on information received from the depositary regarding the Tender Offer and Solicitation, approximately 95% of holders of the Notes tendered their Notes and provided consents to amend the existing indenture governing the Notes, as described in the Company's Offer to Purchase and Consent Solicitation Statement and related Consent and Letter of Transmittal dated October 26, 2004 (the "Tender Offer Documents"). These noteholders will receive an amount, paid in cash, equal to $1,037.50 per $1,000 principal amount of the Notes validly tendered and accepted for payment. Noteholders who properly tendered will also be paid accrued and unpaid interest, if any, up to, but not including, the payment date of November 24, 2004.

     The consents received by the tendering noteholders were sufficient to effect the proposed amendments to the indenture governing the Notes (the "Indenture"), as described in the Tender Offer Documents. Accordingly, as of November 24, 2004, the Indenture was amended to reflect the changes set forth in the Tender Offer Documents.

     The Company has also provided a notice of redemption to the trustee of the Notes pursuant to which the Company will redeem (the "Redemption"), in accordance with the terms of the Indenture, all of the Notes that were not validly tendered and remain outstanding. The redemption date will be December 24, 2004.

     The Company will fund the payments required under the Tender Offer and Solicitation and the Redemption with a portion of the proceeds from its new offering of 9% First Preferred Ship Mortgage Notes due 2014 in an aggregate principal amount of $180 million.

     About Ultrapetrol
     -----------------

     Ultrapetrol is a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In its "Ocean Business," it owns and operates oceangoing vessels that transport petroleum products and dry cargo around the world. In its "River Business," it owns and operates river barges and push boats in the greater Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana and Paraguay Rivers, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company's registered office is located at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

                                      # # #

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to the 10 1/2 First Preferred Ship Mortgage Notes of Ultrapetrol.

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Ultrapetrol believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.